SERVICE AGREEMENT
Between
TELKOM SA LIMITED
AND
LEAPEETSWE RAPULA RADIALA
MOLOTSANE
(EMPLOYEE).
Exhibit 4.11

1.
INTRODUCTION
The employee is the Chief Executive Officer of the company. The employee’s employment with Telkom
SA Limited, its successors and assignees (“the company”) is subject to the following terms and conditions:
2. DEFINITIONS
“BCEA” means the Basic Conditions of Employment Act, 75 of 1997;
“cause”
shall mean the termination by the Company the Executive’s employment for misconduct, including but not limited to poor performance. It is specifically recorded that cause shall not include termination for operational reasons and/or capacity (excluding poor performance);
“contract period” shall mean the period 1 September 2005 to 31 August 2008;
“EBT” Earnings Before interest and Taxation;
“significant means more than 10% ownership of voting shares;
shareholder”
“the board” means the Telkom SA Limited Board of Directors;
“the company” Telkom SA Limited; and
“the employee” LEAPEETSWE RAPULA RADIALA MOLOTSANE.
3. CONDITIONS AND DURATION
3.1 This agreement will be for the period 1 September 2005 to 31 August 2008. The extension of the agreement will be considered at least 6 (six) months prior to 31 August 2008.
3.2 The employee agrees to serve the company as Chief Executive Officer or in such capacity of comparable status as the company requires, having regard to the operational needs and requirements of the company and the employee’s ability and capacity to fulfil such requirements.
4. RESPONSIBILITIES AND DUTIES
4.1 The employee shall undertake all duties, functions and responsibilities normally associated with the position of Chief Executive Officer and such other instructions, duties and responsibilities as may be allocated to the employee by the Board or the employee’s superior from time to time.
4.2 The employee shall at all times faithfully, promptly and punctually carry out and perform all the employee’s duties, including such duties as may conform with the employee’s position, be they delegated or assigned to the employee.

5. APPOINTMENT TO BE FULL-TIME
5.1 During the contract period the employee shall devote all the employee’s time and attention during normal business hours to the business affairs of the company and the employee shall not be involved either directly or indirectly and whether as principal, agent, director, shareholder, or in any other manner whatsoever, in any other form of business without prior written consent of the company.
6. REMUNERATION PARTICULARS
6.1 Fixed remuneration
6.1.1 Particulars of the annual fixed guaranteed package for the period 1 September
2005 to 1 April 2006 pertaining to this position, are stipulated hereunder:
R
Basic pensionable salary 2,144,137
Retirement fund – Telkom contribution 278,738
Other benefits* 1,273,913
TOTAL 3,696,788
*Other benefits consist of company contribution towards medical aid, motor car allowance and other cash benefits.
6.2 Variable remuneration
6.2.1 Incentive scheme
6.2.1.1 The employee will be eligible to participate in the Incentive Scheme for Top
Management as approved by the Board from time to time. For the 2005/06 financial year, the basis for the Incentive Scheme will be the Team Award and the Individual Award as approved by the Board. (The Board of Directors is currently reviewing the Team Award. Once a decision is made on the
Team Award it will be communicated to you.)
6.2.1.2 The Team Award constitutes 80% and the Individual Award 20% of the overall award. Achievement of 80% or less of the Team Award or Individual
Award targets, will result in an overall award of 0%. If the Team Award is achieved but the Individual Award is 80% or less, the overall award is 0%
and vice versa.
6.2.1.3 The employee will qualify for the following pro-rata bonus, calculated over the period 1 September 2005 to 31 March 2006, if 100% actual performance is achieved:
Guaranteed package R3,698,788 x 70% x 100% = R2,587,752
Pro-rata bonus = (R2,578,752
÷ 12 x 7)
= R1,509,522

6.2.1.4 A bonus pool has been created which is equal to the total of each member of top management’s on target bonus where 100% of EBIT is achieved.
The bonus pool is geared to increase by 3% for every 1% addition EBIT and decrease by 10% for every 1% below EBIT. The bonus pool goes to zero if
EBIT is 90% or less. The Bonus Pool is capped at 1% of actual EBIT.
6.2.1.5 The Team Award is the same for all members of Top Management, e.g.
actual achievement will be the same for all. On the other hand, the
Individual Award is different for all and will depend on the performance of each individual. For every 1% actual performance above 100%, an additional 1% is added, e.g. if actual performance is 105%, the Individual
Award is calculated at 110%. Similarly, for every 1% below 100%, the percentage bonus will decrease by a further 1%, e.g. if actual performance is 95%, the Individual Award is calculated at 90%. Where one or more individuals do not qualify for an Individual Award (performance below 80%), their portion of the bonus pool is divided between the other members of top management.
6.3 Telkom Conditional Share Plan
The employee will be eligible to participate in the Telkom Conditional Share Plan. The
Board has the discretion to grant a conditional award of a number of Telkom shares to the employee. The number of shares awarded, will be equal to a percentage of Guaranteed
Package and the performance of the employee. The transfer of the shares to the employee will occur on specified dates in the future and will be conditional upon the employee being employed by Telkom at the time as specified under the Plan and the financial performance of Telkom being at an acceptable level.
6.4 Retirement fund
Membership of the Telkom Retirement Fund is compulsory. The employee’s own contribution to the fund will be 7,5% per annum of pensionable salary while the employer contribution paid by Telkom on the employee’s behalf will be 13% per annum of pensionable salary. The employer contribution is accordingly indicated as such in the fixed remuneration package set out it paragraph 6.1.
6.5 Medical aid
The employee may join a medical aid scheme recognised by the company.
• The company contributions to the medical aid scheme are included in the flexible benefits portion of the fixed remuneration package. The employee will be responsible for the full contribution to the medical aid scheme as part of the fixed remuneration package.
• Where the cost of medical aid changes (e.g. marital status, number of dependants, increased contributions, etc.) during any period (annually), the car allowance will be decreased/increased accordingly. Therefore, all increases in medical aid tariffs will be borne by the employee.

6.6 Motor car allowance
6.6.1 The motor car allowance is already included in the employee’s total fixed remuneration package as set out in paragraph 6.1. It is expected of the employee to make available or purchase a vehicle in order to be able to perform the employee’s task. There is an arrangement with Stannic and Debis to provide finance at favourable terms should the employee wish to make use of it. It is expected from the employee to use the employee’s own vehicle for business purposes.
6.6.2 The employee will be reimbursed for business related travel based on a fixed rate per kilometre. The fixed rate per kilometre is based on the Automobile Association rates and is reviewed from time to time depending on fluctuation in fuel price.
Kilometres travelled between home and workplace are not regarded as business kilometres.
6.7 Insurance
Telkom accepts liability for the comprehensive insurance of the employees’ vehicle in accordance with the general conditions and provisions of the Telkom Motor Insurance
Policy:
• It is the employee’s responsibility to arrange insurance through Risk Management and any enquiries must be forwarded directly to them.
• The cost of the insurance of a vehicle is not included in the fixed remuneration package. The insurance premium will be reflected on the employee’s IRP 5 for tax purposes.
• The company will not reimburse employees who insure their vehicles with any other insurer outside the Telkom Insurance Scheme.
• This will also apply if the employee participation in the Telkom Insurance Scheme is terminated for any reason whatsoever. In such cases, the employee will be liable to arrange and pay for own insurance.
6.8 Parking of vehicle
Telkom will provide a parking facility for the employee at its premises or will lease/rent a parking facility for the employee. The cost of the parking facility will be borne by Telkom.
6.9 Telephone concession
The company accepts responsibility for the installation and rental for one main telephone service and unlimited telephone rebate. 50% of metered calls in respect of the telephone service from home is regarded for business purposes and the other 50% of units is subjected to tax. Where applicable, metered calls in respect of a second telephone service, which is connected to a fax machine or a modem is regarded as for business purposes and is thus exempted from tax.

6.10 Cell phone
The employee is issued with a cell phone. Expenditure is for the account of the Company.
The cell phone is regarded for business purposes and expenditure will not be taxed.
6.11 Deductions
6.11.1 The employee agrees to the following deductions to be made by the company from the employee’s salary
6.11.1.1 medical aid subscription (if applicable)
6.11.1.2 retirement fund contribution
6.11.1.3 taxation
6.11.2 By agreement with the employee, the company may deduct from the employee’s salary, advances not repaid, monies borrowed from the company or damages or losses negligently occasioned by the employee.
6.11.3 The employee will be notified in writing of any amendments to be made to such deductions by the company from time to time which must, unless required by operation of law, be approved in writing by the employee prior to such deductions being made.
6.12 Hours of work
6.12.1 The employee is expected to work a minimum of 40 hours per week. Due to the seniority of the employee’s position, flexibility of the employee’s working hours is an express term of this contract. The company’s operational requirements may, however, never be prejudiced by the employee’s choice of working hours.
6.12.2 The employee acknowledges that by virtue of the employee’s position, the employee may be required to work beyond the company’s core working hours from time to time, including on Saturdays, Sundays and Public Holidays.
6.12.3 The employee will not receive additional payment for working beyond the company’s normal core working hours or on Saturdays, Sundays and Public Holidays.
6.12.4 The employee may adjust the employee’s schedule to take compensatory time off if the employee’s duties and responsibilities permit.
6.13 Location
6.13.1 The employee will be based in Pretoria. The employee may be required to render services at such other location as required by the company from time to time to enable the company to exploit, expand or consolidate its business interests and/or operations.

6.13.2 In the event of the company intending to transfer the employee permanently to another location, or to second the employee to such location for an extended period, the employee shall not unreasonable refuse to take up such transfer or secondment. If the company was to transfer the employee to another location, the company will pay the reasonable costs incurred with such relocation.
6.14 Annual leave
The employee will qualify for 25 working days leave per annum which will accrue at 2.08 working days per completed month of service. The employee will have to take 25 compulsory days leave per leave cycle on a “use it or lose it” basis.
6.15 Sick leave
The employee will qualify for 36 working days sick leave in a three-year cycle. If the employee needs more than 36 working days in the three-year cycle additional sick leave can in exceptional circumstance be allocated to the employee (this will depend on the employee’s sick leave records, etc.). Otherwise this additional sick leave would be sick leave without pay. The employee may accrue sick leave to a maximum of 90 working days.
6.16 Special leave and study leave
Special leave which includes family responsibility leave, study leave, etc., may be granted subject to conditions. Details in this regard will be made available to the employee by the personnel office should it be required.
6.17 Medical examinations
If the employee s absent from work regularly for medical reasons or if there is a concern regarding the employee’s health, the employee will consent to undergo a medical examination at the cost of the company by a medical practitioner appointed by the company.
6.18 Business code of ethics
The Business Code of Ethics of Telkom will be applicable on the employee and must be signed by the employee confirming that the employee has read and understood the contents.
6.19 Conditions of service
All the conditions of service of Telkom, as may be amended from time to time, will be applicable on the employee. It is expected of the employee to study the conditions of service carefully.

6.20 Confidentiality agreement
A confidentiality agreement which forms an integral part of this Agreement, must be signed by the employee, covering a secrecy undertaking. This is a specific condition of employment.
6.21 Termination of service
6.21.1 The termination of the employee’s services is subject to six calendar months’
notice given on either side.
6.21.2 Should the employment of the employee be terminated by the Company during the contract period without cause or in the event that the employee becomes disabled in terms of the Rules of the Telkom Retirement Fund, or dies during the contract period, the Company will refund the employee for the remaining period of the contract. The fixed remuneration and bonuses payable in terms of the
Incentive Scheme for the remaining period of the contract period as well as
Shares allocated to the employee during the contract period, will be taken into account in determining the amount to be refunded to the employee.
6.21.3 Should the employment of the employee be terminated by the Company for cause or should the employee decide to terminate this contract, no monies will be refunded to the employee.
6.22 Return of assets and records
On termination of employment the employee shall immediately deliver to the company all assets, records, documents, accounts, letters, notes, memoranda and papers of every description within the employee’s possession or control relating to the affairs and business of Telkom whether or not they were originally supplied by Telkom.
6.23 Rules and regulations
The employee agrees that the employee shall conform to all policies, rules, regulations and procedures in operation at the company from time to time. The rules, regulations and procedures of the company shall form part of this contract of employment and are obtainable from the personnel section.
I, .............................................................................. ID number........................................................
hereby accept the offer of employment as Chief Executive Officer in Telkom SA Ltd, on the
conditions as set out in the attached Agreement. I will report for duty on
.......................................
SIGNATURE: .................................................................. DATE: .......................................................

Annexure A
CONFIDENTIALITY AGREEMENT
Entered into between
TELKOM SA LTD
(“THE COMPANY”)
and
LEAPEETSWE RAPULA RADIALA MOLOTSANE
(THE EMPLOYEE)
The Employee hereby makes the following undertakings:
1.
The Employee shall not both during his/her employment and thereafter use, disclose or in any other way use or disseminate the Confidential Information of Telkom save as may be necessary in the performance of his/her duties in terms of his/her employment or as is authorised by Telkom. The term
“Confidential Information” shall include, but shall not be limited to all information of whatever nature relating to telecommunication technology in general including, without limiting the generality of the aforegoing, technical information, manufacturing techniques, information concerning materials, written instructions, drawings, notes, memoranda, studies, reports, samples, devices, demonstrations, know-how, manufacturing specifications or techniques, research and development work together with results, analysis, interpretation, conclusions, and technical, marketing and sourcing information generally, systems information and other materials of whatever description, in which Telkom has a proprietary, pecuniary or other interest in such information remaining confidential.
2.
All documentation furnished to the Employee by Telkom, and all documentation relating to any aspect of the Confidential Information that is created by the Employee, pursuant to his/her employment will remain or be deemed the property of Telkom and upon termination of his/her employment will be returned or delivered to Telkom. The Employee will not make copies of such documenation without the prior written consent of Telkom.
3.
The Employee undertakes immediately to inform Telkom in writing of any Intellectual Property that may be created during the course and scope of the employee’s employment with Telkom. It is confirmed that ownership of all such intellectual property rights will vest in Telkom and, in so far as may be necessary in law, the Employee hereby assigns to Telkom, all such intellectual property rights. The Employee hereby waives in favour of Telkom any so-called moral rights which may accrue to the Employee in any such intellectual property. The Employee will assist Telkom to obtain patent, design, copyright and all similar forms of protections for such intellectual property at the expense of Telkom wherever Telkom may choose to obtain such protection. In this regard, where required by Telkom, the Employee undertakes to sign all documents and perform all necessary acts.
THUS DONE AND SIGNED AT ........................... ON THIS ............DAY OF ..........................................
..............................
......................................
for Telkom SA Ltd
The Employee
AS WITNESS:
1. ................................
2. ..................................

ADDENDUM NO. 1 TO THE SERVICE AGREEMENT
WHEREAS Telkom SA Limited (“the Company”) and Leapeetswe Rapula Radiala Molotsane (“the
Employee”) have entered into a Service Agreement effective on 1 September 2005, the Company and the Employee have reached agreement on additional terms to the Service Agreement and are desirous to add such terms to the Service Agreement. Such terms are recorded in this Addendum No. 1 and shall for all intents and purposes be incorporated into and read into the Service Agreement.
NOW THEREFORE it is recorded that:
1. Paragraph 6.14
The Employee shall take paid leave by the Company from 9 December 2005 up to and including 2
January 2006, and resume his duties on 3 January 2006.
2. Paragraph 6.2.3
The Employee is a member of the Johannesburg Country Club and the Young President’s
Organisation. The Company agrees to pay the annual membership fees applicable and for the account of the Employee on an annual basis and for the duration of the Service Agreement.
3. Personal Safety
The Employee shall be entitled to personal security services at his home and work whenever he reasonably requires such services and the costs occasioned thereby shall be borne by the
Company.
4. Entertainment Allowance
The Employee shall enjoy an entertainment allowance in accordance with the Company’s Policies including and without limitation the Delegation of Authority and the respective company budget.
5. Travel
The Employee shall be entitled to travel by air domestically and internationally in the furtherance of his duties only and is entitled to use the Business Class category locally and First Class category for international travel.
6. Accommodation
The Employee is entitled to accommodation locally and internationally of a four (4) or five (5) star hotel wherever the need arises in the furtherance of his duties only.

THUS DONE AND SIGNED AT............................................ ON THIS .........................................
OF ................................... 2005.
...........................................................
NOMAZIZI MTSHOTSHISA
for and on behalf of:
the Board of Directors
AS WITNESSES:
1.
.............................................
2.
.............................................
THUS DONE AND SIGNED AT............................................ ON THIS .........................................
OF ................................... 2005.
...........................................................
the Employee
L R R Molotsane
AS WITNESSES:
1.
.............................................
2.
.............................................